As filed under
                                                                 Rule 425 by
                                                     Trans World Corporation
                                                     SEC File No. 333-101028

                              TRANS WORLD CORP.




                                June 10, 2003

[Name]
[Company]
[Address]


Dear Mr. [Name]:

     This is to inform you that:

     * The expiration date of the offer by Trans World Corp. (the "Company" or "TWC") to exchange (the "note exchange offer") 22,640 shares of its common stock (or more under certain circumstances) or $1,000 principal amount Variable Rate Promissory Notes due 2010 (the "replacement notes") plus, to certain tendering Noteholders, an 8% Promissory Note due 2006 for each $1,000 principal amount of the Company's 12% Senior Secured Notes due March 17, 2005 (the "Notes") has been extended from 5:00 p.m. New York City time on Wednesday, June 11, 2003, to 5:00 p.m. New York City time on Thursday, June 26, 2003, unless otherwise extended pursuant to the terms of the note exchange offer. During this extension of the expiration date, all Notes previously tendered and not withdrawn will remain subject to the note exchange offer, subject to the holder's right to withdraw his or her Notes prior to the revised expiration date.

     * At 5:00 p.m. New York City time on June 10, 2003, Notes in the principal amount of $18,450,000 had been tendered for shares of Company common stock and Notes in the principal amount of $1,000,000 had been tendered for replacement notes. If the note exchange offer had expired at such date, because less than 100% of the Notes had been tendered for common stock, the Exchange Ratio as set forth in the Agreement and Plan of Recapitalization would increase from 22,640 shares of common stock for each $1,000 principal amount of Notes tendered, to 24,550 shares of common stock for each $1,000 principal amount of Notes tendered. Assuming that the results of the note exchange offer do not change as of the revised expiration date, the Exchange Ratio used to consummate the note exchange offer will be 24,550 shares of common stock for each $1,000 principal amount of Notes tendered.

     If you have not already done so, TWC urges you to read the previously delivered Prospectus, Agreement and Plan of Recapitalization, Letter of Transmittal and the other note exchange offer materials because they contain important information about the note exchange offer, and to tender your Notes to the Exchange Agent as soon as possible.

     Please call or write me at the above address if you have any questions regarding the note exchange offer or need free copies of the note exchange offer materials. You may also access these materials at the SEC's website (www.sec.gov) without charge.

                                    Sincerely,

                                    /s/ Rami S. Ramadan

                                    Rami S. Ramadan
                                    Chief Executive Officer



                           ______________________

                              545 Fifth Avenue
                                  Suite 940
                          New York, New York, 10017
                   TEL:  212.983.3355    FAX:  212.983.8129